SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                LANTE CORPORATION
                            (Name of Subject Company)

                               SBI HOLDINGS, INC.
                                 SBI AND COMPANY
                              SBI ACQUISITION CORP.
                            (Name of Filing Persons)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                     516540
                      (CUSIP Number of Class of Securities)

                                  L. TIM PIERCE
                             Chief Financial Officer
                                 SBI and Company
                       2825 E. Cottonwood Pkwy., Suite 480
                           Salt Lake City, Utah 84121
                            Telephone: (801) 733-3200
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                       and Communications on Behalf of the
                                 Filing Person)

                                    COPY TO:

                               KEITH L. POPE, ESQ.
                       Parr Waddoups Brown Gee & Loveless
                       185 South State Street, Suite 1300
                         Salt Lake City, Utah 84111-1537
                                 (801) 532-7840

                            CALCULATION OF FILING FEE


      Transaction Valuation                      Amount of Filing Fee
            $ N/A                                       $ N/A


[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]  third-party tender offer subject to Rule 14d-1.
         [ ]  issuer tender offer subject to Rule 13e-4.
         [ ]  going-private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------------------------------------------------------------------------------

                  SBI and Company to Acquire Lante Corporation

SALT LAKE CITY and CHICAGO, July 19, 2002 - SBI and Company and Lante Corporation (NASDAQ: LNTE) announced today that the two companies have signed a definitive agreement for SBI and Company to acquire Lante. The acquisition, approved by the boards of directors of both companies, is to be accomplished through a cash tender offer for all of Lante's publicly held outstanding shares at a price of $1.10 per share, which represents a 100 percent premium over Lante's closing market price on July 18, 2002. The tender offer is scheduled to begin within 10 business days and is expected to close in the third quarter of 2002. Stockholders representing a majority of Lante's outstanding shares have agreed to tender their shares subject to certain conditions.

"Our long-term strategy is to build a business composed of world-class professionals that are deeply committed to serving clients and delivering outstanding results," said Ned Stringham, president and CEO of SBI and Company. "Lante's people and customer relationships complement SBI's business and create an organization that will be a leader in the services industry. With this acquisition, SBI and Company is leading a new wave of healthy consolidation."

Rudy Puryear, president and CEO of Lante, said, "We are excited to become a part of SBI and Company. Our two organizations share similar work cultures and strategies for helping clients successfully manage their network of customers, employees and suppliers. Our clients will benefit from having a stronger combination of vertical-market know-how and broader consulting capabilities."

The acquisition adds to the number of SBI and Company's employees and expands the company's geographic footprint across the United States. In addition, the service offerings of SBI and Company and Lante together result in a strengthened combination of customer-, enterprise- and supplier-facing capabilities. Specifically, Lante brings skills in extended enterprise framework development, business-to-business integration solutions, enterprise application development, business enablers (portals, content management, business analytics), and technology foundation development and deployment.

With this acquisition, SBI will add to its experience, expertise and focus on manufacturing (including energy), retail, transportation, telecommunications, financial services, and consumer packaged goods (CPG) industries.

Following the completion of the tender offer, SBI and Company will consummate a second-step merger in which all of the remaining stockholders of Lante will receive the same price paid in the tender offer. William Blair & Company, L.L.C, acted as financial advisor to Lante in connection with the acquisition.

About SBI and Company

SBI and Company is a leading professional services firm that helps clients leverage technology, business process optimization (BPO) solutions, and creative services to improve their businesses. SBI's customer-, enterprise-, and supplier-facing solutions help clients acquire, retain and extend customer relationships, improve collaboration and coordination across their value chain, enhance operational productivity and efficiency, and gain more value from their enterprise resource planning (ERP) systems. The company's vertical market, business process, technology and creative expertise coupled with proven delivery methodologies, enable it to provide solutions on time and on budget. SBI and Company, headquartered in Salt Lake City, has offices in major cities across the U.S. For more information, visit www.sbiandcompany.com.

About Lante

Lante (NASDAQ: LNTE) is a leading information technology consulting company focused on helping Global 2000 companies meet business needs by successfully managing their network of customers, suppliers and business partners. Since its inception in 1984, Lante has been an innovator in helping enterprises apply new information technology to create competitively superior businesses. Headquartered in Chicago, Lante serves clients from offices throughout the United States. Its Web site is www.lante.com.

For more information, please contact:

Michael Adams
SBI and Company
(801) 492-1479
madams@sbiandcompany.com

David Deal
Lante Corporation
(312) 696-5056
david.deal@lante.com

                                     - ### -

Any "forward-looking statements" contained in this press release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Words such as "expects," "intends," variations of these words and similar expressions are intended to identify forward-looking statements. These statements involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future events may differ materially from what is forecast in forward-looking statements due to a variety of factors.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Lante Corporation. At the time the tender offer is commenced, SBI and Company will file a Tender Offer Statement with the Securities and Exchange Commission and Lante Corporation will file a Solicitation/Recommendation Statement with respect to the tender offer.

The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer.

The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Lante Corporation, at no expense to them. The Tender Offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement will also be available at no charge at the Securities and Exchange Commission's website at www.sec.gov.